UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 28, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Titan International, Inc.

File No. 001-12936 - CF#25082

Titan International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from three Exhibits to a Form 10-Q filed on April 26, 2010, as modified by the same contracts refiled with fewer redactions as Exhibits 10.1, 10.2 and 10.3 to a Form 10-Q filed on October 28, 2010.

Based on representations by Titan International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1	through December 28, 2012
Exhibit 10.2	through August 17, 2011
Exhibit 10.3	through April 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director